Mail Stop 3561

May 22, 2008

Mr. Terry J. Lundgren
Chairman, President and Chief Executive Officer
Macy's, Inc.
151 West 34th Street
New York, NY   10001

> **Re:** **Macy's, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2008**
> **Filed April 1, 2008**
> **File No. 1-13536**

Dear Mr. Lundgren:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 2, 2008

1.   Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 1. Business

2.   We note you only disclose the ending count for total retail stores as part of the property data in Item 2 – Properties which does not provide investors with an understanding of the changes in your store activity during each fiscal year. Please revise your disclosure in Item 1 – Business to provide key comparative information disclosing beginning and ending retail store totals and the related store activity relating to new openings and closings for each period presented.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

3.   An analysis of retail spending in 2007 and the difficulties consumers are experiencing in the current economic environment suggests consumers will reduce retail spending in light of cost increases in food and gasoline. Please revise your disclosure to address the impact you expect in future periods from recent negative economic trends on your retail store operations. Refer to Item 303(a)(3) of Regulation S-K.

4.   You mention in the fifth paragraph your merger in 2005 with May Department Stores Company and state the merger has had a material effect on your results of operations. It would appear your merger with May is the most significant event to occur within your business during the periods being presented. Please include a discussion of the impact to date on your results of operations and overall performance resulting from your integration of May into your retail store operations. In that regard, we note net sales since the merger in fiscal 2005 has increased by $3.9 billion, or 18%, to $26.3 billion while over the same period operating income has decreased $561 million, or 23%, and net income over the same period has decreased $513 million, or 37%. Further, net sales during fiscal 2007 decreased $657 million when compared to fiscal 2006 and comparable store sales decreased 1.3% during fiscal 2007. Accordingly, please revise your disclosure in management's discussion and analysis to discuss why, even with the 18% increase in net sales since 2005, your results of operations since the merger with May reflects an overall negative performance through fiscal 2007. Disclose what actions management plans to implement that it believes addresses the negative trends to date since the May acquisition. Explain why comparable store sales appear to be declining when you disclosed in prior filings that you anticipated one of the benefits of the merger was to accelerate growth in comparable store sales. Refer to Item 303(a)(3) of Regulation S-K

Results of Operations

<u>Comparison of the 52 Weeks Ended February 2, 2008 and the 53 Weeks Ended February 3, 2007, page 18</u>

5.   We note net sales for 2007 decreased by 2.4% when compared to 2006. Given the current economic environment, disclose if you expect the decline in net sales to continue in future periods.

6.   We note the calculation of comparable store sales data includes all internet sales and mail order sales. Please explain why you believe it is appropriate to include internet and mail order sales in this calculation and illustrate for us how the inclusion of these sales does not influence sales reported at the store level for each period presented. Alternatively, please revise your calculation of comparable store data to exclude internet and mail order sales for all periods presented or disclose two calculations with and without the internet and mail order sales.   If appropriate, please also disclose in management's discussion and analysis the reason why your calculation of comparable store sales is not comparable to those of other companies in your industry.

7.   Please disclose and discuss the contribution or impact on your results of operations of number of new store openings and store closings, if any, for each period presented.

8.   We note cost of sales for 2007 reflects higher net markdowns as a percent of net sales to maintain inventories at a current level. Disclose if you expect higher markdowns to be a continuing trend to impact future periods.

<u>Critical Accounting Policies</u>

<u>Merchandise Inventories, page 25</u>

9.   Please expand your disclosure to indicate whether there have been significant variances between your estimates of shrinkage when compared to adjustments resulting from physical inventories each fiscal period.

10.   Please revise your discussion of vendor allowances to identify what estimates you actually make with respect to these funds. Clarify the estimates and assumptions you make. Further, for those funds that are based on achieving volume levels requiring you to estimate the current year volume using historical data, please disclose that fact and how you vary the estimate to compensate for periods of declining sales where you are unable to achieve certain volume commitments met in previous periods where sales may have increased. You should also discuss how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future. Also, for further guidance please refer to Interpretative Release No. 33-8350 issued by the Commission in December 2003.

Pension and Supplementary Retirement Plans, page 27

11.   Please provide us with a more detailed explanation and your basis for increasing the discount rate in 2008 from 5.85% to 6.25% given the current economic environment. Tell us and disclose the impact of this change on projected benefit obligation and estimated pension expense.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 29

12.   We note your exposure to variable rate debt and interest rate risk. Please revise your disclosure to provide a sensitivity analysis of its variability to change and the impact such a change could have on your results of operations in future periods. Refer to Item 305(a)(1)(ii)(A) of Regulation S-K.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, page F-9

13.   Please tell us and disclose the amount of income earned for all periods presented under your Program Agreement with Citibank which is treated as a reduction of selling, general and administrative expenses on the income statement.

14.   We note your disclosure that you operate in one segment as an operator of retail stores. As a result of your recent reorganization referred to on page 17, please explain to us your new management structure, who acts as your chief operating decision maker and how you manage your retail store operations. Explain to us what operating segments you have identified within your retail operations that meet the requirements of paragraph 10 of SFAS 131. Please also tell us what quantitative measures are used to compare your regional operating segments with respect to economic similarities. Discuss and provide support for the economic characteristics you believe are similar with Macy's and Bloomingdale stores for all periods presented and why. Provide us the basis you have used to aggregate the identified operating segments into one segment to comply with the aggregation requirements of paragraph 17 of SFAS 131.

15.   Please disclose the factors used to identify your reportable segment and disclose whether operating segments have been aggregated as required by paragraph 26 of SFAS 131.

16.   Please expand your disclosure to include the enterprise-wide information regarding your products and services as required by paragraphs 36 and 37 of SFAS 131.

Note 5. Accounts Receivable, page F-21

17.   Your disclosure in the sixth paragraph in footnote (v) states there is an allocation between Citibank and the Company of the economic benefits and burdens associated with

the Program Agreement. Please clarify for us the amount of income you earn for each new account opened by your customers and disclose for all periods presented the amount received from the Program Agreement that has been netted within the selling, general and administrative expense line item.   Please clarify that you do not own, manage or service any credit card accounts as of February 2, 2008.

Note 9 – Financing, page F-26

18.   Please disclose the existence of any cross-default provisions on your credit facilities and debt agreements. Please also expand your disclosure to include within this note the pertinent information you disclose on page 22 regarding the default provisions of your bank credit agreements.

General

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

    Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

Mr. Terry J. Lundgren
Macy's, Inc.
May 22, 2008
Page 6

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief